PB 6/4

02021927

SECURI[illegible] [illegible]IISSION
Washington, D.C. 20549

RECEIVED MAY 20 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 155

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SEC FILE NUMBER
8- 46737

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/01/01 (MM/DD/YY) AND ENDING 2/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEGACY SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3490 Piedmont Road, Ste. 1210 - One Securities Centre
(No. and Street)

Atlanta, GA 30305
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ouzts 404-965-2420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3490 Piedmont Road, Ste. 1212 Atlanta, GA 30305
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OK-VF 6-17-02

PS 5/02

OATH OR AFFIRMATION

I, Christopher F. Battel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Securities Corp., as of February 28, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - Investment & Merchant Banking

Title

Notary Public

DIANA E. SANDS
MY COMMISSION EXPIRES
JUNE 19 2003
GWINNETT COUNTY, GA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY SECURITIES CORP.
Financial Statements
For the Years Ended
February 28, 2002 and 2001
With
Independent Auditor's Report

RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Legacy Securities Corp.:

We have audited the accompanying statement of financial condition of Legacy Securities Corp. (a wholly-owned subsidiary of Legacy Investment Group, Inc.), as of February 28, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Securities Corp. as of February 28, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements as of and for the fiscal year ended February 28, 2001 were audited by other independent auditors whose report dated April 18, 2001 was unqualified.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio & Company, PC

RUBIO & COMPANY, P.C.

April 22, 2002
Atlanta, Georgia

LEGACY SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2002 and 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 494,003	$ 1,200,724
Accounts receivable-investment banking	129,300	7,500
Marketable securities	208,233	172,879
Receivable from clearing broker-dealer	6	10
Furniture and office equipment, net	62,697	172,243
Deposit with clearing broker	50,000	100,000
Refundable income taxes	3,639	194,964
Advances to related companies	3,727	-
Other assets	102,018	187,749
Total assets	$ 1,053,623	$ 2,036,069

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
LIABILITIES		
Accounts payable and accrued expenses	$ 393,768	$ 780,471
Due to related companies	29,132	20,261
Deferred income taxes	-	10,000
Total liabilities	422,900	810,732
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid-in capital	1,139,999	849,999
Retained earnings	(509,277)	375,337
Total stockholder's equity	630,723	1,225,337
Total liabilities and stockholder's equity	$ 1,053,623	$ 2,036,069

The accompanying notes are an integral part of these financial statements.

LEGACY SECURITIES CORP.
STATEMENTS OF OPERATIONS
For the Years Ended FEBRUARY 28, 2002 and 2001

	2002	2001
REVENUES		
Investment banking	$ 1,492,063	$ 2,257,208
Commissions and trading profits	222,583	1,009,593
	1,714,646	3,266,801
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits	1,224,492	2,052,992
Clearing costs	16,183	78,381
Communications and information services	130,163	316,631
Occupancy	272,952	294,698
Write-off of abandoned assets and leases	218,715	101,739
Other operating expenses	726,755	853,298
	2,589,260	3,697,739
INCOME (LOSS) BEFORE INCOME TAXES	(874,614)	(430,938)
INCOME TAXES (BENEFITS) (Note D)	(10,000)	(132,919)
NET INCOME (LOSS)	$ (884,614)	$ (298,019)

The accompanying notes are an integral part of these financial statements.

LEGACY SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the Years Ended February 28, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (884,614)	$ (298,019)
Noncash items included in net income:		
Depreciation and amortization	67,919	66,137
Deferred income taxes	(10,000)	(12,000)
Write-off of abandoned assets	78,883	33,913
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	(121,800)	72,737
Refundable income taxes	191,325	(194,964)
Decrease in payables and accrued expenses	(386,703)	(501,044)
Decrease in income taxes payable	-	(131,740)
Other assets	85,735	13,703
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(979,255)	(951,277)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investments in marketable securities	(35,354)	36,438
Increase in advances to related parties	(3,727)	
Increase in advances from related parties	8,871	20,261
Purchases of property and equipment	(37,256)	(93,619)
Decrease in deposit with clearing broker-dealer	50,000	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(17,466)	31,625
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	290,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	290,000	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(706,721)	(919,652)
CASH AND CASH EQUIVALENTS:		
Beginning of year	1,200,724	2,120,376
End of year	$ 494,003	$ 1,200,724
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid (refunded)	$ (155,300)	$ 166,703

The accompanying notes are an integral part of these financial statements.

LEGACY SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended February 28, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, February 28, 2000	$ 1	$ 849,999	$ 673,356	$1,523,356
Net loss			(298,019)	(298,019)
Balance, February 28, 2001	1	849,999	375,337	1,225,337
Capital contribution		290,000		290,000
Net loss	-	-	(884,614)	(884,614)
Balance, February 28, 2002	$ 1	$1,139,999	$ (509,277)	$ 630,723

The accompanying notes are an integral part of these financial statements.

LEGACY SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002 and 2001

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Legacy Securities Corp. is a wholly-owned subsidiary of Legacy Investment Group, Inc. (the Parent), operating in Georgia and Tennessee as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD). The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record keeping functions.

In October 2000, the Company significantly reduced its brokerage activities.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Investment in Marketable Securities: Investments in marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for net operating loss carryforwards and differences in the timing of deductions for book and tax reporting purposes principally related to depreciation. A valuation allowance is provided, if necessary, to reduce deferred tax assets to a level which, more likely than not, will be realized.

Income Taxes (continued):
The Company files a consolidated federal income tax return with the Parent. Taxes on income for the Company are recorded as though the Company were filing a separate return. The Company files separate state income tax returns.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Securities transactions for the Company's customers and related commission income and expense are recorded as of the trade date, as are proprietary securities transactions.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement. The Company also acts as an underwriter in certain securities offerings. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

NOTE B – MARKETABLE SECURITIES OWNED

Marketable securities owned, which were received as compensation for investment banking services, consist of the following:

	2002	2001
Common stock warrants	$ 17,832	$ -
Common stocks	190,401	172,879
	$ 208,233	$ 172,879

NOTE C--LEASE COMMITMENT

The Company leases equipment and office premises under operating leases. The Company's commitment under operating leases is approximately the following:

2003	$ 122,000
2004	125,000
2005	128,000
2006	132,000
2007	134,000
2008	138,000
	$ 779,000

At February 28, 2002, the Company is obligated under operating leases for office space in Memphis, Tennessee and Atlanta, Georgia that was formerly occupied by the Company. The remaining obligation for the abandoned office premises leases, which expire in 2003 and 2004, is recorded in the accompanying financial statements as an accrued liability at February 28, 2002. The amount accrued as of February 28, 2002 is approximately $140,000, which is the future lease obligations payable under the leases, net of expected sublease income of approximately $68,000.

Certain leases contain renewal options and escalation clauses. Rent expense and sublease income were as follows:

	2002	2001
Rent expense	$ 272,952	$ 256,202
Sublease income	65,158	42,214
	$ 207,794	$ 213,988

NOTE D--NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2002, the Company had net capital of $270,588 which was $170,588 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.56 to 1.0.

In April 2002, the Company's required net capital was reduced to $5,000, pursuant to an application to the Securities and Exchange Commission.

NOTE E--INCOME TAXES

The provision for income taxes is summarized as follows:

	2002	2001
Current income tax expense (refund)	$ -	$ (120,919)
Deferred income taxes (benefit)	(10,000)	(12,000)
Income tax expense (benefit)	$ (10,000)	$ (132,909)

The Company's total deferred tax liabilities at February 28, 2002 and 2001, which arose from timing differences related to depreciation, are as follows:

	2002	2001
Total deferred tax liabilities	$ -	$ 10,000

The Company's deferred tax assets at February 28, 2002 are as follows:

Deferred tax assets arising from net operating loss carryforward	$ 300,000
Valuation allowance	(300,000)
Net deferred tax asset	$ -

The Company has recorded a valuation allowance for the deferred tax asset at February 28, 2002 because management believes that it is more likely than not that the net operating loss carryforward will be realized.

At February 28, 2002, the Company has a net operating loss carryforward to future years, which may be used to offset future taxable income of approximately $900,000, which expires through 2022.

NOTE F – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for its own account and the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE G – RELATED PARTIES

The Company has receivables and payables to its Parent and other subsidiaries of the Parent arising in the normal course of business. The Parent is the general partner in a limited partnership which holds investments for some of the Company's employees and advisory directors. Some of the investments held in this limited partnership are entities for which the Company performed investment banking services.

NOTE H – PROFIT SHARING PLAN

The Company has a discretionary, contributory profit sharing plan covering substantially all employees. Under the plan, participants may elect to defer up to 15% of their annual compensation as contributions to the plan. Company contributions are made at the discretion of the management of the Company. The Company made no contribution to the plan for the years ended February 28, 2002 and 2001.

NOTE I – LITIGATION

At February 28, 2001, the Company was a defendant in four claims related to its brokerage and investment banking activities. The actions were settled during the year ended February 28, 2002.

NOTE J – SUBSEQUENT EVENTS

On March 1, 2002, an investment banking transaction closed which resulted in approximately $305,000 of investment banking revenue. On March 19, 2002, the Company settled a dispute with an investment banking customer that will result in approximately $554,000 of investment banking revenue of which approximately $154,000 has been collected at April 22, 2002.

LEGACY SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002 and 2001

NOTE K – NET LOSSES

The Company incurred net losses of $884,614 and $298,019 for the years ended February 28, 2002 and 2001, respectively, and received a capital contribution from its Parent in February 2002 to meet its net capital requirements at February 28, 2002. At April 22, 2002, the Company's officers have represented that the Parent's stockholders have the intention and means to provide the Company with capital contributions so that the Company can meet its net capital and working capital needs through at least March 1, 2003.

SUPPLEMENTAL INFORMATION

SCHEDULE I
LEGACY SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF FEBRURAY 28, 2002

NET CAPITAL:

Total stockholder's equity	$ 630,722
Other credit – inter-company payable	29,139
	659,861
Less non-allowable assets:	
Accounts receivable-investment banking	(129,300)
Furniture and office equipment	(62,697)
Refundable income taxes	(3,639)
Advances to related companies	(3,727)
Other assets	(102,018)
Net capital before haircuts	358,180
Less haircuts:	
Securities and money market assets	(79,395)
Undue concentration	(8,497)
Total haircuts	(87,892)
Net capital	270,588
Less required capital	(100,000)
Excess net capital	$ 170,588
Aggregate indebtedness, net of deferred taxes	$ 422,900
Ratio of aggregate indebtedness to net capital	1.56 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF FEBRUARY 28, 2002.

Net capital as reported in FOCUS Report, Part IIA	$ 321,627
Audit adjustments:	
Change in haircuts	(45,931)
Other, net	(5,108)
Net capital as reported above	$ 270,588

LEGACY SECURITIES CORP.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF FEBRUARY 28, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF FEBRUARY 28, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

LEGACY SECURITIES CORP.

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS AS OF FEBRUARY 28, 2002

The Company does not maintain funds, regulated commodity futures and options accounts for customers.

SCHEDULE V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED FEBRUARY 28, 2002

The broker dealer is in compliance with the conditions for exemption.

RR RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors
Legacy Securities Corp.

In planning and performing our audit of the financial statements of Legacy Securities Corp. for the year ended February 28, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Legacy Securities Corp. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

April 22, 2002
Atlanta, Georgia

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.